BLUE CLAY

Select Comfort Corporation
Investor Presentation
April 22, 2015

Disclosures

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF BLUE CLAY CAPITAL MANAGEMENT, LLC ("BLUE CLAY"), AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO SELECT COMFORT CORPORATION (THE "COMPANY") AND THE INDUSTRY IN WHICH IT OPERATES. CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE COMPANY AND ITS COMPETITORS WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

BLUE CLAY HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

BLUE CLAY SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY SEC FILING, ANY THIRD PARTY REPORT OR THIS PRESENTATION. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE COMPANY WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS AND PRO FORMA INFORMATION SET FORTH HEREIN ARE BASED ON ASSUMPTIONS THAT BLUE CLAY BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY.

BLUE CLAY RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. BLUE CLAY DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

Table of Contents

I. Overview of Blue Clay, its Nominees and the Opportunity for Shareholders

Overview of Blue Clay Capital Management

Blue Clay is an investment management firm with an experienced team focused on small- and mid-cap publicly-traded securities

- Blue Clay aims to deliver superior absolute results utilizing a fundamental and long-term investment approach with a focus on capital preservation

- Our investment approach involves performing extensive due diligence through meetings with company management and analysts, industry and competitive research, and detailed review of all company filings and earnings calls

- We seek to engage in constructive dialogues with management teams on how to maximize long-term shareholder value
  - Where appropriate, our discussions with management may lead to actively pursuing board representation to increase shareholder value through strengthening corporate governance, operating strategy and capital allocation

- The breadth and depth of Blue Clay's investment team make it well prepared to address the needs of underperforming companies for the benefit of all stakeholders
  - Chief Investment Officer Gary Kohler's depth of investment experience spans 30 years managing both family office assets at Okabena & Company and hedge fund assets at Whitebox Advisors, where he produced outstanding results across market cycles
  - Investment team's breadth of experience spans public markets, private equity, venture capital, corporate development and activist investing at Whitebox Advisors, Stark Investments, Wind Point Partners, Goldman, Sachs & Co., UnitedHealth Group and Quad/Graphics
    - With significant corporate development, private equity and board-level experience, Blue Clay is well equipped to assess management team and board capabilities while bringing first-hand experience in executing corporate strategy and capital allocation decisions

- We are dedicated to upholding an ethical culture and the highest level of fiduciary duty

- Substantial investments by members of the Blue Clay group directly align interests with Select Comfort shareholders

Why We Are Involved with Select Comfort

Blue Clay believes change at the Board level is needed to maximize long-term shareholder value

I. Blue Clay Principals Have Long History with the Company

- Principals of Blue Clay have invested in Select Comfort Corporation ("Select Comfort" or the "Company") since 2001 when the Company raised capital in a private placement as a result of the *first of two times* the Board's decisions pushed the Company into financial distress
- Blue Clay and its principals have been long-term investors in the Company
- Our extensive history with and research of the Company reinforce our belief that, with proper leadership at the Board level, significant shareholder value can be created

II. Shareholder Representation Needed at the Board Level after Multiple Missteps

- We strongly believe shareholders' interests are not being adequately represented and change is needed at the Board level, as evidenced by:
  - **Significant stock price underperformance:** The Company's total shareholder return has significantly lagged the major indices and its mattress industry peers
  - **Financial deterioration:** During the tenure of the current CEO, operating margins have declined 31.2%, G&A expenses have increased 42.6%, total operating expenses have increased 48.4% and return on invested capital (ROIC) has declined 28.9%
  - **Repeated failure to achieve stated performance goals:** The Company's failed execution has led to its failure to achieve forecasted margin expansion, flow-through and store growth
  - **Poor capital allocation decisions:** Poor capital allocation decisions have caused significant shareholder dilution, missed opportunities to repurchase shares at attractive valuations and significant destruction of shareholder value
  - **Questionable corporate governance practices:** Classified board, excessive tenure, interlocking directors and failure to hold management accountable raise concerns of independence and highlight the need for fresh perspectives on the Board

III. The Company has Failed to Realize its Potential Under the Current Board

- The Company has only recently begun to implement changes in reaction to Blue Clay's nominations, but they are too little, too late
- We believe our highly-qualified nominees are far better equipped than the incumbent nominees to help the Board maximize long-term shareholder value
- **Blue Clay urges shareholders to vote the BLUE proxy card today**

> ***Blue Clay's nominees will work to ensure the Company realizes the promises that the current Board has failed to keep***

Sources: Company SEC filings.
Stock price performance measured from May 31, 2012 closing price through December 31, 2014. Financial period measured is LTM March-2012 through FY2014, Ms. Ibach became CEO as of June 1, 2012.

BLUE CLAY CAPITAL MANAGEMENT, LLC

Failure to Realize Potential for Shareholders

Share price should be substantially higher. Missed performance goals and poor capital allocation decisions by the Board have significantly impaired value creation

I. <u>Share price should be 65%-100%+ greater if the Board and management had achieved their May 2012 guidance</u>

- At May 2012 Investor Day, the Company guided for 2015 sales of >$1.5B and 15% operating margin, implying >$225mm EBIT
    - Based on Company's enterprise value to 2015 EBIT valuation, if guidance was achieved, <u>**stock would be worth in excess of $54/share, >65% higher than the Company's actual stock price**</u> as of April 17, 2015
    - $225mm of EBIT in 2015 would imply 2015 EPS of approximately **$2.79**
        - At Company's current P/E, <u>**stock would be worth in excess of $67/share, >100% higher than actual stock price**</u>
        - <u>**Additionally, 2015E EPS of $2.79 is 1.5% greater than the Company's recent guidance for 2019 EPS**</u>

II. <u>Share price should be 136% greater without poor capital allocation decisions</u>

- Twice the Company has put itself into financial distress and was forced to raise capital at highly dilutive prices
- Share count is 136% higher as a result of needing to raise capital during financial distress in 2001 (when two current directors were on Board) and 2009 (when five current directors, including Mr. Gulis and Ms. Lauderback, were on the Board)
- If this dilution hadn't occurred, today's market cap would equate to a <u>**share price in excess of $77/share**</u>

III. <u>Share price should be nearly 400% greater if the Company had achieved its May 2012 guidance and without massive dilution resulting from poor capital allocation decisions by the Board</u>

- Without dilutive raises, May 2012 Investor Day guidance of 2015E EBIT of >$225mm would imply a 2015E EPS of <u>**$6.65**</u>
- At Company's current P/E, <u>**stock would be worth in excess of $161/share, nearly 400% higher than actual stock price**</u>

> *We are deeply concerned the Company's failure to execute and the Board's poor decisions have suppressed long-term shareholder value creation*

Sources: Company SEC filings, earnings transcripts and investor presentations. Wall Street estimates per Bloomberg.
Wall Street 2015 consensus estimates include other income, net of $0.2mm and a tax rate of 34.4%. Share count would be 22.2mm shares outstanding without dilutive raises in 2001 and 2009.

BLUE CLAY CAPITAL MANAGEMENT, LLC

Blue Clay Nominees are Far Superior to Incumbents

Blue Clay nominees are aligned with shareholders and bring exceptional and relevant credentials

Blue Clay's Nominees

- **Brian A. Spaly:** <u>An experienced CEO with noted public success as Founder and Chief Executive Officer of Trunk Club, Inc.</u>, an innovative apparel retailer. Trunk Club was recently acquired by Nordstrom for $350 million
  - Remains CEO of Trunk Club in addition to playing a significant role in Nordstrom's corporate development activities
  - Founder of Bonobos, Inc., an e-commerce driven men's apparel company
    - Bonobos was named one of America's 50 hottest brands by Ad Age in 2009
  - Extensive capital allocation and strategy development and execution experience through his roles in private equity, corporate development and consulting
  - Extensive expertise in retail, sales and marketing, brand-building and customer acquisition
    - Built Trunk Club sales team from scratch to over 400 people
    - Trunk Club used as case study and Mr. Spaly participates as a featured speaker at Stanford Graduate School of Business' *Managing Growing Enterprises* and *Building and Managing Professional Sales Organizations*
  - Featured as part of keynote program in Salesforce.com's customer company tour with CEO Marc Benioff
  - Expertise in the convergence of online and offline retail would greatly benefit the Company as it competes with newer market entrants, such as Casper, Saatva and Tuft & Needle, primarily focused on an online platform
  - MBA from the Stanford Graduate School of Business and AB from Princeton University

- **Adam J. Wright:** <u>Founding Principal, Managing Partner and Senior Analyst of Blue Clay Capital Management</u>, an investment firm focused on small- and mid-cap publicly traded securities
  - Serves as a director of Famous Dave's of America, Inc. (NASDAQ: DAVE), which develops, operates and franchises barbecue restaurants
    - Chair of the corporate governance and nominating committee and serves on the compensation committee
  - Prior to founding Blue Clay Capital Management, Mr. Wright served as a Senior Fundamental Analyst with Whitebox Advisors, LLC, an SEC-registered investment adviser
  - Extensive experience in corporate development at UnitedHealth Group and investment banking at Goldman, Sachs & Co.
  - Strong financial and investment background, which we believe is sorely lacking on the current Board and would be instrumental to improving the Board's capital allocation decision-making process
  - MBA from the Stanford Graduate School of Business and BA from Dartmouth College

> *Vote the <u>BLUE</u> Proxy Card:*
> **Blue Clay's nominees have the right blend of experience, qualifications, fresh perspectives and alignment with shareholders**

Sources: Nordstrom SEC filings, Advertising Age website.

BLUE CLAY CAPITAL MANAGEMENT, LLC

Blue Clay Nominees are Far Superior to Incumbents

We believe the Company's nominees are stale, lack diverse experience, are subject to interlocks and not properly aligned with shareholders

The Company's Nominees

- Stephen L. Gulis, Jr., <u>retired footwear executive</u>, has been on the Board for <u>nearly 10 years</u>
  - During his extensive tenure, has only purchased 1,125 shares of the Company's stock in the open market

- Brenda J. Lauderback, <u>another retired footwear executive</u>, has been on the Board for <u>over 11 years</u>
  - During her extensive tenure, has been a <u>net seller of the Company's stock</u>, having purchased 15,377 shares on the open market and sold a total of 23,939 shares (including at prices below the market price when she first became a director)

- Both directors have overseen years of poor corporate governance and capital allocation decisions

- Both directors are a part of the Board's network of interlocks
  - Mr. Gulis previously worked at Wolverine World Wide, where Ms. Lauderback and Mr. Kollat are board members
  - Ms. Nedorostek works at Nine West Group, Ms. Lauderback's previous employer
  - Ms. Lauderback (from 1982 to 1993) and Ms. Ibach (from 1982 to 2007) held senior positions (including sharing titles such as Merchandise Manager) at the same time within the Dayton Hudson Corporation (now Target Corporation) family of companies

Sources: Company SEC filings and Bloomberg.

BLUE CLAY CAPITAL MANAGEMENT, LLC

II. Change is Needed

Dramatic Stock Price Underperformance

The Board and management repeatedly failed to meet performance goals, have overseen deteriorating financial results and made poor capital allocation decisions resulting in significant stock price underperformance

During CEO's Tenure TSR Significantly Below Peers and Indices	
TSR Under CEO's Tenure (June 1, 2012 - December 31, 2014)[1]	Total Return
Mattress Firm Holding Corp.	69.7%
Tempur Sealy International Inc.	18.8%
Home Furnishing Peers[2]	97.5%
S&P 500 Retailing Index[3]	76.9%
S&P 500 Index	66.0%
Russell 3000 Index[3]	66.4%
Russell 2000 Index	63.9%
Select Comfort Corp.	**(1.2%)**
Performance vs. Mattress Firm	(70.9%)
Performance vs. Tempur Sealy	(20.0%)
Performance vs. Home Furnishing Peers	(98.7%)
Performance vs. S&P 500 Retailing	(78.1%)
Performance vs. S&P 500	(67.2%)
Performance vs. Russell 3000	(67.6%)
Performance vs. Russell 2000	(65.2%)

(1) Total shareholder returns (TSR) for all periods include dividends. Period coincides with CEO start date through time prior to Company's reactionary changes to Blue Clay nominations.

(2) Home Furnishing Peers sourced from Company's 2015 proxy statement and defined as: ETH, HVT, KIRK, LZB, LL, MFRM, PIR, RH (from IPO as of November 1, 2012) and TPX.

(3) Peer group as defined by ISS as of May 2014.

Dramatic Stock Price Underperformance

Company's disclosure highlighting one- and five-year TSR skewed by starting dates

One-Year TSR Skewed By Prior Underperformance

- Company's one-year TSR starting point is December 31, 2013, after stock price was **40.2% below its 2012 high and 22.9% below the $27.36/share price as of the CEO's start date**

  - Ending stock price was **23.8% below 2012 high and 1.8% below CEO start date**

Five-Year TSR Skewed By Prior Period of Financial Distress

- Company's five-year TSR starting point is January 2, 2010, when the Company was recovering from financial distress due to poor capital allocation decisions made by the Board and management, and the stock price was $6.52, **76.5% below its 2006 high**

  - Ending stock price was **3.1% below 2006 high**

Three-Year Stock Chart



10-Year Stock Chart



Sources: Company SEC filings, Bloomberg.

Dramatic Stock Price Underperformance

The Board's track record of poor capital allocation decisions <u>twice</u> pushed the Company into financial distress since its 1998 IPO



Stock Chart Since IPO: Board Decisions Have Suppressed Stock Price, Creating Illusion of Growth

2 of 8 current non-executive directors were on Board at time: Kollat and Valette

98.5% decline from 1999 high

5 of 8 current non-executive directors were on Board at time: Gulis, Kollat, Lauderback, Peel and Valette

99.3% decline from 2006 high

Ibach CEO as of Jun-12 when stock price was $27.36

Shareholders cannot afford to have this history repeat itself

Note: All Company share counts and stock prices reflect Company's 3:2 stock split effective June 2006.
Sources: Company SEC filings, Bloomberg.

BLUE CLAY CAPITAL MANAGEMENT, LLC

Recent Stock Price Not Driven By Fundamentals

In 2012, Wall Street expected $2.70 in 2015 EPS, 108% higher than the Company's recent $1.30 guidance. Not only is 2015 EPS expected to fall short of Wall Street estimates, <u>it is expected to be below 2012 EPS</u>

Stock Price vs. Actual / Guided EPS During Current CEO Tenure



After Blue Clay Nominations

We believe the Company's fundamentals continue to disappoint:

- 2015 EPS guidance provided Feb-2015 was *7% below analyst estimates*

<u>What changed?</u> The Company's focus on shareholder messaging and reactionary changes to our nominations:

- Suddenly presents in Jan at an industry conference and introduces ROIC in its presentation
- Presentation posted in Feb to Company website – adds ROIC discussion for first time
- Removes fixed dollar amount constraint from share repurchase program
- Starts discussing share repurchases as being "accretive to EPS" vs. historical objective of maintaining share count
- Provides five-year EPS guidance
- Increases total store count target
- Conducts outreach campaign to shareholders and analysts

> **The Company has a long-term record of missing expectations during CEO Shelly Ibach's tenure; recent short-term stock price improvement follows significant underperformance, while earnings continue to disappoint**

Sources: Company SEC filings, earnings transcripts and investor presentations. Wall Street estimates per Bloomberg.

Deteriorating Fundamentals During CEO Tenure

EPS Estimates Continue to Decline During CEO Tenure

- When Ms. Ibach became CEO, Wall Street consensus estimate for 2014 EPS was $2.27, **82% higher** than actual 2014 EPS
  - One year into Ms. Ibach's tenure, 2014E EPS had fallen by 27%
- Additionally, Wall Street expected 2015 EPS of $2.70 when Ms. Ibach became CEO, **108% higher** than the Company's recent $1.30 guidance
  - One year into Ms. Ibach's tenure, 2015E EPS had fallen by 29%

Wall Street Consensus Earnings Estimate History



CEO Start Date
June 1, 2012
BEst Standard EPS GAAP 2015 A 1.338
BEst Standard EPS GAAP 2014 A on 2/9/15 1.14
3.00
2.50
2.00
1.50
1.00
2010
2011
2012
2013
2014
2015
Copyright© 2015 Bloomberg Finance L.P.
21-Apr-2015 13:29:07

Sources: Company SEC filings, Wall Street estimates per Bloomberg.

Significant Decline in Operating Margins

The Board has failed to impose spending discipline. As a result, operating expense growth has outpaced revenues causing rapidly deteriorating operating margins





Considerable long-term operating margins decline under current Board leadership highlights need for change

Note: Excludes CEO transition costs/(benefit) in 2012 and 2013.
Sources: Company SEC filings.

BLUE CLAY CAPITAL MANAGEMENT, LLC

16

G&A Expense Growth

Company has overseen substantial growth in G&A expense and failed to achieve operating leverage

General & Administrative Expense Growth



42.6% increase

Number of Employees at Corporate Is Ballooning



51.2% increase

G&A Expense Per Store Continues to Increase



19.2% increase

Management & Administrative Employees Per Store



28.4% increase

The Company clearly hasn't learned from its history:

"Very focused on making sure that we're getting margin expansion along the way. We – in our earlier growth cycle, we had a lot of very strong top-line growth with not a lot of margin expansion. And we're going to make sure we maintain that margin expansion at every step of the way."

— James Raabe, Q4 2010 earnings call

> ***The Company has failed to impose discipline on corporate spending under the current Board***

Sources: Company SEC filings and earnings transcripts.

Advertising Expense Growth

Company has failed to achieve advertising expense leverage from a percentage of sales and spend per store perspective

Significant Growth in Advertising Expense



53.9% increase

Significant Failure in Leveraging Advertising Spend



28.7% increase

Company's Broken Advertising Leverage Promise

- **Company Stated Goal:**

  "Is to achieve additional leverage in selling and marketing, combined. As we grow, our national media should become more efficient, and we expect selling to continue to be a source of leverage as we drive higher average sales per store."

    – Wendy Schoppert, May 2012 Investor Day (emphasis added)

Company's Ineffective Marketing Execution

- **Six chief marketing officers over the last eight years**
- Previous CMO, Michael Bills, who was hired in June 2012, lasted less than one year with the Company
    - A marketing professor hired from Ohio State University, where another marketing professor, Director David Kollat, worked previously and continues to be affiliated
    - Another example of cronyism that has run rampant at the Company

---

The Company has failed to achieve economies of scale under the current Board

---

Sources: Company SEC filings, earnings transcripts, OSU website.

BLUE CLAY CAPITAL MANAGEMENT, LLC

Significant Added Investments Not Yielding Results

Since March 2012, the Company has spent more than $195mm on capital expenditures. Far better oversight of the deployment of Company resources is needed

Significant Growth in Capital Expenditures

- The Company has spent more than $195mm on capital expenditures since March 2012



History of Inefficient Capex

- Last ten years of CapEx equivalent to >985 stores, which is consistent with the Company's store target announced in 2006
  - Total CapEx since March 2012 of >$195mm yet Company only has 83 more stores
  - Cost per store has grown from $200k in 2006 to $405k in 2014
- Company's statements that stores are a destination conflict with prioritizing relocation of existing stores over store growth in new and underpenetrated markets

ERP Implementation Has Been Expensive and Wasteful

- *"It's a large project, and one that I really wanted to get my hands around. And the primary objectives for the project, **the reasons for doing it, aren't so much about the returns on the investment**"*
  - – David Callen, Q3 2014 earnings call (emphasis added)
- ERP-related capital expenditures alone total approximately $102 million between 2012 and 2015
- Project undertaken without any quantified expected return
- Current project necessitated by failed 2008 SAP implementation, which resulted in an asset impairment of $27.6mm in addition to the write-off

Board needs capital allocation expertise to protect against future poor decisions

Sources: Company SEC filings, earnings transcripts, February 2006 and March 2014 investor presentations.

ROIC Decline Highlights Value Destruction

Significant increases in capital expenditures and operating expenses have not generated acceptable returns. ROIC, margins and EPS growth have suffered as a result

Declining ROIC During Ibach's Tenure



Return on Invested Capital (%)
30%
25%
20%
15%
10%
21.3%
15.1%
28.9% decline
LTM Mar-2012
2014

More Pronounced Destruction Excluding Company Cash Balance



Return on Invested Capital (%)
30%
25%
20%
15%
10%
28.7%
18.6%
35.4% decline
LTM Mar-2012
2014

Abysmal Per Share Results



Earnings per Share
$1.50
$1.25
$1.00
$0.75
$0.50
2.1% increase
$1.22
$1.37
$1.08
$1.25
LTM Mar-2012
2012
2013
2014

Considerable ROIC decline under current Board leadership highlights need for capital allocation experience on the Board

Sources: Company SEC filings.

BLUE CLAY CAPITAL MANAGEMENT, LLC

20

Failure to Achieve Stated Objectives

Company is Well Below Operating Income Guidance

The Company is falling well short of its performance goals of 2015 revenue of $1.5B+ and operating margin of 15%+

I.	May 2012 Investor Day Presentation

Leveraging our Unique Business Model
Investment proposition



- Compelling sales growth → $1.5B+ by 2015
- Accelerating margins→ 15%+ by 2015
- Self funding, strong balance sheet, no debt

"We are on the path to achieve our goal of more than doubling our 2011 sales and expanding operating margin to more than 15% by 2015. In my over 30-year retail career I have never been more confident about a strategy as I am about our strategy right now at Sleep Number."

– Shelly Ibach, Incoming CEO, May 2012 Investor Day Presentation (emphasis added)

II.	Wall Street Expects Company to Dramatically Miss Estimates

- The Company would need to grow its revenues by nearly 30% and **increase operating income by over *121%* to achieve its forecasted results**

- Based on consensus estimates, the Company is expected to miss its May 2012 guidance by more than 50%



Sources: Company SEC filings, Company transcripts and May 2012 investor presentation. Wall Street estimates per Bloomberg.

Negative Flow-Through vs. 20%+ Guidance

Operating income has declined as a result of poor execution and ballooning corporate expenses

I.	Company Stated 20% Flow-Through Plan

Company's May 2012 Investor Day Presentation:

Leveraging our Unique Business Model
Vertical integration provides multiple points of leverage





MANUFACTURER + RETAILER

Maximizing gross profit — Leveraging selling costs

Vertically-integrated focus on

Maximizing Operating Margin



"Plan between now and 2015 calls for ***flow-through rates of approximately 20%.*** *And* ***we believe we can exceed this level*** *as we get to the out-years"*
— Wendy Schoppert, CFO, May 2012 Investor Day (emphasis added)

II.	Company has Suffered Negative Flow-Through

- If 20% flow-through was achieved, based on actual 2014 net sales of $1.2B, 2014 operating income would be $173mm, nearly 70% higher



We believe the utter failure to deliver flow-through is a combination of a flawed strategy and poor execution

Sources: Company SEC filings, Company transcripts and May 2012 investor presentation.

BLUE CLAY CAPITAL MANAGEMENT, LLC

Poor Execution has Translated into Poor Operating Performance

If the Company had achieved its flow-through guidance, operating income would be nearly 70% greater



Operating Margins Far Below Historical Peak and Guidance

Company's complete failure to deliver on margin promises highlights need for change

Sources: Company SEC filings and May 2012 investor presentation.

Fallen Well Short of EPS Guidance

Management has repeatedly missed EPS guidance

Significantly Missed EPS Guidance and Continues to Underperform

*"And we remain committed to increasing shareholder value, with **earnings per share growth of at least 20% per year over the next three years**, with even higher earnings per share growth in 2012."*

– Shelly Ibach, CEO, Q2 2012 earnings call (emphasis added)

($/share)

Fiscal Year	2012	2013	2014	2015
Management July 2012 guidance[1]	$1.38	$1.66	$1.99	$2.38
Management May 2012 guidance[2]				$2.79
Select Comfort Corp. actual results[3]	$1.37	$1.08	$1.25	$1.30 [4]
Actual vs. July 2012 guidance	**(0.7%)**	**(34.8%)**	**(37.1%)**	**(45.5%)**
Actual vs. May 2012 guidance				**(53.4%)**

(1) Per CEO's statement on Company Q2 2012 earnings call on July 18, 2012. 2012 reflects mid-point of range and EPS increases at 20% annually thereafter.

(2) Based on Company's May 2012 guidance for $225mm+ EBIT and using Wall Street consensus estimates for 2015.

(3) Income statement items sourced from page 22 of Form 10-K filed on February 27, 2015.

(4) 2015 EPS reflects management guidance on Company Q4 2014 earnings call on February 11, 2015.

Sources: Company SEC filings, earnings transcripts and May 2012 investor presentation. Wall Street estimates per Bloomberg.

Store Growth Plans Not Achieved

Company will only be entering its 10th market in 2015 after planning to be in all 13 markets by 2014



Company's May 2012 Investor Day Presentation

Aggressive growth strategy

- Heavy-up local media

- Rapid real estate optimization

- Store team development

- Apply strategy to 13 large, underdeveloped markets*

- Launch 4 markets in 2011, 3 in 2012 and 6 in 2013-2014

Local market development Year 1

Aggressive growth strategy launch

49% → 59% → 66% → 66%

Growing 2-3x faster Year 1

22% → 16% → 25% → 27%

Start | Q1 | Q2 | Q3 | Q4

■ 2011 YOY% net sales-total company   ■ Aggressive growth markets

* Sleep Number is underpenetrated in these markets representing only 24% of sales, but 33% of total US mattress sales (~$4B)

- **Company stated goal:**

    *"Our aggressive growth strategy is designed to more than double market share profitably in our target markets within three years. We've **identified 13 of our large underdeveloped markets** to apply this strategy to. **We plan to launch at least three more in 2012 and the remaining six markets by the end of 2014.**"*
    – Shelly Ibach, Incoming CEO, May 2012 Investor Day (emphasis added)

> *Failure to open new markets as planned has contributed to missed sales and inability to leverage advertising spend, hindering shareholder value*

Sources: Company SEC filings, Company transcripts and May 2012 investor presentation.

Poor Execution Has Suppressed Shareholder Value

Analysis demonstrates share price would be 65%-100%+ higher if the Company achieved its guidance

(Millions, except per share)	Value if May 2012 Operating Income Guidance Achieved	Value if May 2012 Implied EPS Guidance Achieved
2015 Operating Income	$225.0	NM
2015 EPS	NM	$2.79
Enterprise Value / 2015 Operating Income[1]	11.9x	
P/ 2015 Earnings per Share[1]		24.2x
Enterprise Value	$2,684.3	$3,371.3
Cash, net	166.0	166.0
Implied Market Capitalization	$2,850.3	$3,537.4
Actual Market Capitalization (as of Apr 17, 2015)	$1,710.4	$1,710.4
Missed value creation (Implied vs. Actual Market Cap.)	**$1,139.9**	**$1,827.0**
Shares Outstanding	52.4	52.4
$/share (as of Apr 17, 2015)	**$54.43**	**$67.55**
Increase in $/share if guidance was achieved[1]	**66.6%**	**106.8%**

(1) Valuation multiples based on analyst estimates and $32.66/share Company stock price as of April 17, 2015.

- Analysis excludes value destruction from poor capital allocation, see pages 41-42 for additional details

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The Company's current market capitalization could be $1.1 - $1.8 billion greater if guidance was achieved

---

Sources: Company SEC filings and May 2012 investor presentation. Wall Street estimates and valuation metrics per Bloomberg.

BLUE CLAY CAPITAL MANAGEMENT, LLC

Recent Changes Are Not Enough

Board Change is Needed to Ensure Long-Term Reform

Recent changes in capital allocation, ROIC focus, store targets and long-term EPS guidance began after Blue Clay nominated our highly-qualified candidates. Reactionary changes are not enough and demonstrate Board complacency

	Before Blue Clay Nominations	After Blue Clay Nominations
Share Repurchases	• Objective of its share repurchase program was "*to maintain common shares outstanding at current levels*" • Repurchased targeted amount of shares each quarter regardless of Company's share price or valuation	• Changed objective from maintaining share count to being *"accretive to EPS"* • Rescinded its quarterly fixed repurchase strategy and added an investment consideration to the repurchase program
Focus on ROIC	• Annual Cash Incentive Compensation and Long-term Equity-based Incentive (LTI) Compensation performance metrics have focused on absolute growth, with no regard for capital deployed or return on that capital to achieve growth targets	• Added ROIC component to its LTI plan in 2015, and specifically discussed ROIC metric for the first time in its FY 2014 Form 10-K and Q4 earnings call • March 31, 2015 letter to shareholders is rife with references to ROIC, including how its "*Aggressive Growth strategy is carefully calibrated to deliver optimal return on investment*" and *"We analyze and prioritize our media spend on a return on investment basis"*
ERP System	• In October 2014, management stated, *"[T]he primary objectives for the [ERP] project, the reasons for doing it, aren't so much about the returns on the investment."*	• March 31, 2015 letter states that ERP implementation is *"incorporated in Select Comfort's long-range outlook of … return on invested capital at least in the mid-teens"*
Store Target	• > 500 store target in 2012, 2013 and 2014	• Increased target to 550+ stores in February 2015 • March 31, 2015 letter now discloses a five-year target of 590-650 stores
Long-term Guidance	• In 2012, management provided 3-year EPS guidance, which it has not come close to meeting	• Management provided 5-year EPS guidance ($2.75/share in 2019), which was reiterated in its March 31, 2015 letter

Changes noticed by Wall Street Research Analyst on Q4 2014 earnings call:

"I'm curious about the timing of your decision to put forth a five-year EPS kind of plan…What has changed versus a year ago? Why give this five-year kind of back of the envelope guideline now?"

We believe the Board has grown stale and is incapable of the type of forward-thinking needed to drive real change for the benefit of all shareholders

Sources: Company SEC filings, earnings transcripts and May 2012, January 2013, March 2014 and February 2015 investor presentations.

III. Blue Clay Nominees are Better Qualified to Drive Change

Blue Clay's Nominees Have More Relevant and Diverse Experience

Blue Clay Director Nominees

Blue Clay nominees add CEO experience, sales force management and training, corporate and brand development and capital allocation expertise to the Board

Brian A. Spaly

- Founder and CEO of Trunk Club, Inc.
  - Trunk Club was acquired by Nordstrom in 2014 for $350 million
  - Remains CEO of Trunk Club in addition to playing a significant role in Nordstrom's corporate development activities
  - Built Trunk Club sales team from scratch to over 400 people
- Founder of Bonobos, Inc., an e-commerce driven men's apparel company
  - Bonobos was named one of America's 50 hottest brands by Ad Age in 2009
- Background:
  - Previously served as Vice President of Mergers & Acquisitions at AccuMed Home Health
  - Private Equity experience at Parthenon Capital
  - Management consultant at Bain & Company
- Education:
  - MBA from Stanford Graduate School of Business
  - AB, *magna cum laude* in Economics from Princeton University
- Extensive expertise in retail, sales and marketing, brand-building and customer acquisition
  - In 2014, Porsche featured Mr. Spaly as a stand-out entrepreneur in its "There Is No Substitute" brand campaign
  - Featured as part of keynote program in Salesforce.com's customer company tour with CEO Marc Benioff
  - Trunk Club used as case study and Mr. Spaly participates as a featured speaker at Stanford Graduate School of Business' *Managing Growing Enterprises* and *Building and Managing Professional Sales Organizations*
- Mr. Spaly's leadership in the convergence of online and offline retail would greatly benefit the Company as it competes with newer market entrants, such as Casper, Saatva and Tuft & Needle, primarily focused on an online platform
- Blue Clay believes the attributes that attracted Nordstrom will also prove invaluable to all Select Comfort shareholders:

  > *"This acquisition is reflective of how we want to move quickly to evolve with customers by finding more ways to deliver a great shopping experience. One of the pillars of our long-term growth strategy is to integrate the online and offline customer experience…We really left taken by the culture that Brian Spaly and his team have worked on. It really resonates with ours. It's focus on the customer. It's high touch. It's a full-price business. And they have a strong pay-for-performance culture there that, again, really resonates with us."*
  > –Blake Nordstrom, President of Nordstrom, Inc.

Blue Clay nominees are aligned with shareholders and will provide a sense of urgency, forward-thinking and fresh perspectives

Sources: Nordstrom SEC filings, Advertising Age website, Porsche.

Blue Clay Director Nominees

Blue Clay nominees add CEO experience, sales force management and training, corporate and brand development and capital allocation expertise to the Board

Adam J. Wright

- Founding Principal, Managing Partner and Senior Analyst of Blue Clay Capital Management, LLC

- Currently serves as a director of Famous Dave's of America, Inc. (NASDAQ: DAVE), which develops, operates and franchises barbecue restaurants
  - Chair of the corporate governance and nominating committee and serves on the compensation committee

- Background:
  - Corporate Development with UnitedHealth Group assisting in more than a dozen transactions totaling over $15 billion in value
    - Extensive experience analyzing the ability of more effective management to enhance opportunities for long-term value creation at target companies
  - Senior Fundamental Analyst with Whitebox Advisors
  - Investment Banking at Goldman, Sachs & Co.

- Education:
  - MBA from Stanford Graduate School of Business
  - BA in Economics from Dartmouth College

- Strong financial and investment background, which we believe is sorely lacking on the current Board and would be instrumental to improving the Board's capital allocation decision-making process

Blue Clay nominees are aligned with shareholders and will provide a sense of urgency, forward-thinking and fresh perspectives

The Company's Nominees

The Company's nominees will have been on the Board for 9.8 and 11.2 years at the time of 2015 Annual Meeting. Due to classified board structure, their re-election would result in tenures of 12.8 and 14.2 years before they will be up for election again in 2018

Stephen L. Gulis, Jr.	Brenda J. Lauderback
• Has been on the Board for <u>nearly 10 years</u>, since 2005	• Has served as a director for <u>over 11 years</u>, starting in 2004
• A <u>retired footwear executive</u> on a Board with a total of four current or former footwear executives	• A <u>former footwear executive</u> whose bio indicates she has been retired since 1998
• Previously worked at <u>Wolverine World Wide, Inc.</u>	• Serves on the board of directors of three other companies, including <u>Wolverine World Wide, Inc.</u>
• Has purchased only 1,125 shares of the Company's stock on the open market	• Has been a <u>net seller of the Company's shares</u>, having purchased 15,377 shares on the open market and sold a total of 23,939 shares, which we believe reflects a lack of belief in the stock and a lack of alignment with shareholders

The Company's nominees have similar backgrounds and skills of existing directors, and have been responsible for poor capital allocation decisions that have destroyed shareholder value

Sources: Company SEC filings.

Shareholders Need Better Representation

Current Board is mainly comprised of consultants and footwear executives; more diverse industry experiences as well as CEO and capital allocation experience are needed

Director	Tenure (as of May 2015 Shareholder Meeting)	Occupation
Daniel I. Alegre	2.0 years	Technology Company Executive
Stephen L. Gulis, Jr.	9.8 years	Retired Footwear Executive
Michael J. Harrison	3.4 years	Footwear Executive
Shelly R. Ibach	3.2 years	President and CEO, Select Comfort
David T. Kollat	21.2 years	Consultant
Brenda J. Lauderback	11.2 years	Retired Footwear Executive
Kathleen L. Nedorostek	4.0 years	Footwear Executive
Michael A. Peel	12.3 years	Human Resources VP
Jean-Michelle Valette	20.6 years	Consultant

Median tenure of 9.8 years and lack of diversity in backgrounds indicates fresh perspective and relevant skill sets needed

Sources: Company SEC filings.

BLUE CLAY CAPITAL MANAGEMENT, LLC

Poor Corporate Governance Practices

The current Board continues to sanction shareholder-unfriendly and outdated corporate governance

- Classified Board results in directors only being subject to re-election by shareholders every three years and impedes shareholders' ability to regularly and effectively evaluate the Board's performance

- Directors may be removed only for cause

- Vacancies on the Board may be filled only by the directors

- Supermajority shareholder approval required for a sale of the Company that is not approved by 2/3 of the Board

- Supermajority shareholder approval required to amend this provision

Sources: Company SEC filings.

We Believe the Board has Grown Stale and is Entrenched

Fresh perspectives and forward-thinking urgently needed

- Median tenure of 9.8 years by the time of the 2015 Annual Meeting

- Two directors have been on the Board for <u>more than 20 years</u>, while three other directors have been on the Board for <u>more than nine years</u>

- Tellingly, in 2012, changed its position in its proxy statement regarding median Board tenure, from *"if the median tenure of the Board exceeds 8.5 years…then one or more Directors **will either not be re-nominated or asked to resign from the Board**"* to *"**…then the Board may consider alternatives to achieve an appropriate balance** of new perspectives and experienced directors on the Board over the ensuing years."* (emphasis added)

- We do not believe that the addition of Ms. Ibach and one new independent director to the Board since 2012 achieves an "appropriate balance," and that further change on the Board is warranted to ensure new insight and a renewed commitment to enhancing shareholder value

Sources: Company SEC filings.

Interlocking Directors Leads to Lack of Independent Thinking

Majority of current Board is subject to interlocks

- Board includes *four current or retired footwear executives*

- **Interlocked directors comprise a majority of the current Board** – current nominees Mr. Gulis and Ms. Lauderback, as well as Ms. Ibach, Mr. Kollat and Ms. Nedorostek

- Mr. Gulis previously worked at Wolverine World Wide – Ms. Lauderback and Mr. Kollat serve on the board of Wolverine World Wide

- Ms. Nedorostek currently works at Nine West Group, Ms. Lauderback's former employer

- Ms. Lauderback (from 1982 to 1993) and Ms. Ibach (from 1982 to 2007) held senior positions (including sharing titles such as Merchandise Manager) at the same time within the Dayton Hudson Corporation (now Target Corporation) family of companies

We have serious concerns that this type of cronyism and overlap among board members fails to generate the vigorous board discussion needed to spur positive change for the benefit of shareholders

---

Sources: Company SEC filings, Bloomberg.

BLUE CLAY CAPITAL MANAGEMENT, LLC

Current Board's Misalignment with Shareholders

Does the Current Board Believe in the Stock?

We believe the Board's minimal investment in the shares of Select Comfort is evidence of their minimal commitment to enhancing, and lack of confidence in their ability to create, long-term shareholder value

The Board Has No Meaningful Investment Risk at Stake

- Non-executive directors collectively only own approximately 1% of shares outright, including restricted stock awards

- No director has made an open market stock purchase since July 2013

The Board Has Been Net Sellers of the Company Stock

- The members of the Board, in the aggregate, have purchased only 120,989 shares in the open market, **representing a mere 0.23% of the outstanding stock of the Company, and have sold nearly double that amount of shares**, totaling 241,502

- Between 2012 and 2014, the Board has only **purchased 10,000 shares compared to selling 101,482 shares** over the same period at an average selling price of $23.56/share



Significant Board stock sales highlight lack of commitment and confidence in their
ability to execute on behalf of shareholders to create long-term shareholder value

---

Sources: Company SEC filings.

Board has Failed to Hold Management Accountable

Despite deteriorating financials and stock underperformance, the Board has accommodated management by changing financial metrics tied to incentive compensation and rewarded management for short-term stock movements

I. Special Awards for Short-Term Stock Price Movements

- In 2014, following stock underperformance, the Board granted special performance awards to CEO Shelly Ibach and other Company executives
- Award was granted when the stock price was $17.77 and the award was fully earned at $23.10 (without any provision for a clawback if the stock price declined)
  - Provided executives with an **additional $2,923,432 in compensation** at $23.10/share
  - The current stock price and target price were **35.1% and 15.6%, respectively,** *below* **the $27.36 share price immediately prior to Ms. Ibach's promotion to CEO on June 1, 2012**

II. Changing Performance Metrics

- The Company's 2014 annual cash incentive plan metric changed from net operating profit (NOP), *which it had used since 2001,* to EBITDA, **resulting in aggregate cash incentive payments of $2,140,507 to the Company's executives**
- We note the Company's yardstick change coincides with an implied NOP in 2014 of $94 million, **a meager 4.0% increase from 2013 and, even worse, 25.2% below 2012**, which highlights the low returns the Company is realizing on its capital expenditures, and also came as the Company was falling short of its operating margin forecasts
  - *"Yardsticks seldom are discarded while yielding favorable readings. But when results deteriorate, most managers favor disposition of the yardstick rather than disposition of the manager."*
    - *– Warren Buffett*
  - *"References to EBITDA make us shudder -- does management think the tooth fairy pays for capital expenditures?"*
    - *– Warren Buffett*

> ***The Board has rewarded management for subpar performance***

Sources: Company SEC filings, Berkshire Hathaway 1983 Letter to Shareholders and Berkshire Hathaway 2000 Letter to Shareholders.

Current Directors' Capital Allocation Mistakes

Destruction of Per Share Shareholder Value

Poor strategy and Board oversight have led to two periods of financial distress that resulted in significant stock dilution to shareholders

Company has Track Record of Repurchasing Shares at High Prices and Being Forced to Sell Shares at Significantly Lower Values

- Current shareholders have been diluted by 58% as a result of forced capital raises

- Since its IPO, the Company has raised **$46mm** by selling **33.1mm** shares at an average price of **$1.39/share** vs. spending **$412mm** repurchasing **24.1mm** shares at an average price of **$17.06/share**
  - **Since its IPO the Company has sold 7.6x the shares at 12% of the IPO price**

Share Transactions: History of Buying High and Selling Low



As evidenced by the destructive track record of buying high and selling low, the Board desperately needs capital allocation expertise

Note: All Company share counts and stock prices reflect Company's 3:2 stock split effective June 2006.
Sources: Company SEC filings.

BLUE CLAY CAPITAL MANAGEMENT, LLC

Recent Share Repurchases Lack Investment Consideration

With no consideration for the intrinsic value of the stock, the Company consistently acquired a fixed dollar amount regardless of price per share and missed very attractive repurchase opportunities

Share Repurchases Lack Investment Consideration

- Since 2012, the Company has bought back a fixed dollar amount of shares in the open market without consideration of the stock price vs. value of the Company
  - Repurchased fixed amount of shares/quarter regardless of whether the equity value of the Company was $1.8B or $1.0B

- No solid justification for minimum net cash balance requirement

- No solid rationale for share repurchase program:
  *"We also plan to continue our current pace of share repurchases with the **objective of maintaining share count at current levels**."*
  – Wendy Schoppert, CFO, Q4 2012 earnings call (emphasis added)

- As shown in the charts to the right, the Company missed several very attractive repurchase opportunities to the detriment of long-term shareholders

2012 –2014 Share Repurchase History



"The companies in which we have our largest investments have all engaged in significant stock repurchases at times when wide discrepancies existed between price and value." – **Warren Buffett**

Sources: Company SEC filings, earnings transcripts, and Berkshire Hathaway 1984 Letter to Shareholders. Wall Street estimates, historical prices and valuation metrics per Bloomberg.

Board has Long History of Value Destructive Decisions

Five of the current Board members (including Mr. Gulis and Ms. Lauderback) were responsible for a series of moves that we believe forced the Company into financial distress in 2009

Disastrous 2006 – 2009 Capital Allocation Decisions

Aggressive increase in spending despite declining business, industry and economic fundamentals
- SSS began to slow in Q2 2006 and turned negative in Q4 2006
- Company moved into a new corporate headquarters and began a massive ERP system upgrade (which was subsequently scrapped)

Chose to leverage business – went from net cash to net debt position
- Levered with bank debt containing onerous covenants to fund an aggressive share repurchase program
- From Q3 2006 – Q3 2007 repurchased $190mm of shares as same store sale comparisons continued to decline

Decisions led to financial distress and highly-dilutive equity raises in 2009
- *The stock price declined 99.3% from its 2006 high of $27.72 to $0.19 in 2008*
- **In May 2009, the Board approved a transaction to sell 50mm shares at $0.70/share (a 30% discount to the closing market price the day prior to the Board's approval)**
  - *Two independent board members with the largest direct shareholdings at the time voted against this onerous financing, and are no longer directors today*
  - Fortunately shareholders rejected this transaction
- Company later sold 8.6mm shares at an average price of $3.44 to remedy bank debt covenant defaults

Decisions led to net closing of 101 stores from March 2008 through September 2011, and the impairment and abandonment of $27.6 million of the ERP system investment
- Necessitated significant additional future capital expenditures to reopen stores and install the Company's new ERP system

---

As evidenced by its destructive track record, the Board desperately needs capital allocation expertise

---

Note: All Company share counts and stock prices reflect Company's 3:2 stock split effective June 2006.
Sources: Company SEC filings, Bloomberg.

Destruction of Per Share Shareholder Value

Analysis demonstrates share price would be at least twice as high if the Board's poor capital allocation decisions had not led to multiple highly-dilutive capital raises

Share Price Would Be 136% Greater Without Dilutive Capital Raises

(Millions, except per share)	17-Apr-15	Adjustments for Capital Allocation[1]: Less: Historical Raises	Adjustments for Capital Allocation[1]: Add: Excl. Repurch. Equiv. to Raises	Today Without Raises and Equiv. Amt Repurchases	Implied Value Destruction
Enterprise Value	$1,544			$1,544	
Add: Net Cash	166	(46.0)	46.0	166	
Market Cap	$1,710			$1,710	
Shares Outstanding	52.4	(33.1)	2.9	22.2	
$/share	**$32.66**			**$77.07**	**136%**

(1) Adjust capital structure by reducing share count by number of shares sold in 2001 and 2009 and adding back number of shares equivalent to the total dollars raised at the average repurchase price between 1999 and 2007.

Stock price would be significantly higher without the Board's destructive capital allocation decisions

Note: All Company share counts and stock prices reflect Company's 3:2 stock split effective June 2006.
Sources: Company SEC filings, Bloomberg.

Destruction of Per Share Shareholder Value

Analysis demonstrates share price would be nearly 400% greater if the Company did not need to do multiple highly-dilutive capital raises and met its May 2012 guidance

2015 EPS of $6.65 if May 2012 Guidance Achieved and Dilution from Poor Capital Allocation Decisions Avoided	
(Millions, except per share)	Value if May 2012 Implied Net Income Guidance Achieved + No Dilutive Raises
2015 Net Income	$147.6
2015 EPS	$6.65
P/ 2015 Earnings[1]	24.2x
Enterprise Value	$3,408.1
Cash, net	166.0
Market Capitalization	$3,574.1
Shares Outstanding	22.2
$/share (as of Apr 17, 2015)	**$161.05**
Increase in $/share if guidance was achieved and dilution avoided[1]	**393.1%**

(1) Valuation multiples based on analyst estimates and $32.66/share Company stock price as of April 17, 2015.

Stock price would be significantly higher without the Board's destructive capital allocation decisions

Sources: Company SEC filings. Wall Street estimates, historical prices and valuation metrics per Bloomberg.

BLUE CLAY CAPITAL MANAGEMENT, LLC

IV. Blue Clay's Analysis of the Future Opportunity

Objective is to Maximize Long-Term Per Share Value

I. Blue Clay Believes it is in All Shareholders' Best Interests to Have its Nominees on the Board and Constructively Engaged in Decisions that Will Shape the Company's Future

- Based on our extensive research and analysis, we believe the prudent path forward is to focus on (i) growing store count in new and underpenetrated markets, (ii) imposing discipline on spending and (iii) ensuring investments are targeted at the highest ROIC opportunities with excess cash returned to shareholders
- We believe our nominees will bring forward-thinking, fresh perspectives and new ideas to the Board

II. Focus On High ROIC New Store Unit Growth

- Blue Clay's analysis of mature markets suggests 900 potential retail stores, significantly higher than management guidance
    - Potential store count is based on replicating the Company's most successful markets
    - Plan would be for staged growth, targeting 10% annual increase in store count (resulting in approximately 750 stores in five years) and funding growth from internal cash flow
- Faster development of new/underpenetrated markets will leverage national advertising
- Competitor targets 4,500 stores, approximately 3,880 more than the Company's recently increased plan for 590-650 stores

III. Improve Margins

- Focus advertising spend and capital expenditures on highest ROIC opportunities
- Right size G&A spend and perform zero-based budgeting
- Achieve margin targets and flow-through that management has historically cited

IV. Adopt Shareholder-Friendly Capital Allocation Strategy

- Capital should be allocated to the highest return opportunities across SG&A, R&D, CapEx and share repurchases
- Excess cash should be returned to shareholders
- Repurchase decisions are investments and should be appropriately aggressive when stock is priced attractively

---

Sources: Company SEC filings, investor presentations and competitor's investor presentation.

Highly Attractive Four-Wall Store Economics

Individual stores are extremely attractive investments, and we believe new store growth is Company's best long-term investment opportunity

New Store Unit Growth is Highest ROIC Opportunity

- New stores **cost $405,000 to open** and an average store generates annual **profitability of approximately $800,000 per store**

Company's March 2014 Investor Presentation:

New store economics
- Capital investment ~$375K
- Inventory $30K
- Average year 1 sales $1.6M - $1.7M
- Payback less than 2 years
- Year two comp greater the than balance of chain

Company's February 2015 Investor Presentation:

Four-wall profitability


$2.3M store
~$800k in profit


$3.0M store
~$1.1M in profit

Increase Store Count To Drive Shareholder Returns

- New stores generate a very high ROIC and four-wall profit

- New stores should improve operating margins by leveraging national advertising and G&A expense

- Store density by market should be determined by assessing incremental market profitability
  - The Board and management should be focused on net profit and ROIC by market and less concerned about any same store sales "cannibalization" as a result of adding another store

> *Blue Clay believes new stores are the Company's best long-term investment. Forward-thinking and focus are needed to fill-in stores in new and underpenetrated markets to maximize shareholder value*

Sources: Company SEC filings, March 2014 and February 2015 investor presentations.

Mature Markets Highlight Continued Store Growth Opportunity

Markets where the Company has operated the longest have more stores, higher awareness and greater market share

Increased Physical Presence Improves Market Share

- Store presence is an effective method for building brand awareness and leverages both national and local advertising spend
  - We believe management agrees based on past statements:

    "Strong ROI, strong performance of both the new store and the existing…without having incremental marketing cost associated with it. So, the net-net and developing out the markets and increasing our availability for our customer, making it easier for our customer to get to our store is additive."

    – Shelly Ibach, CEO, Q2 2014 earnings call

    "As we fill-in store count, it's actually efficient…because we're national…and we're underdeveloped…We do not need to spend more media each time…so, it is a source of efficiency for us as we move forward"

    – Shelly Ibach, CEO, Q1 2013 earnings call
- Despite greater store density, the Company's chart below indicates higher per store productivity in markets with more stores

Company's August 2011 Investor Presentation:

Market performance demonstrates tight correlation of awareness and market share growth


Awareness
27%
20%
17%
Stores per Million
(target population)
6
4
2
Market Share
12%
7%
3%
St. Louis
Washington DC
San Francisco

The Company's own data and statements support our view that more stores are needed to increase shareholder value

Sources: Company SEC filings, earnings transcripts and August 2011 investor presentation.

Add Stores To Drive Revenue Growth

Analysis of most mature market store density demonstrates significant white space remains for additional stores. Blue Clay estimates at least a 900 store US opportunity from 463 today

I. Significant White Space Remains



II. Major Metro Areas Significantly Underpenetrated

Five largest metro areas with 56mm people underpenetrated compared to Company's leading markets with only 9mm people



III. Blue Clay Estimates Opportunity for ~900 Stores Nationwide

Store Potential Based on Most Saturated Metro Area

Total Pop. for Metro Areas in US with pop. >100k people[1](000s)	267,498
÷ # People Per Twin Cities Store (000s)	384
# of Stores needed to meet Twin Cities average[2]	**887**
Less: Current number of stores	463
Remaining number of stores	424

(1) 100k people population cut-off based on minimum size of cities equivalent to Mankato, the smallest city the Company has a store in MN.
(2) For demonstration purposes have shown total population divided by # People per Twin Cities store. Since analysis done by metro area, rounded up store count is based on inability to have a fractional number of stores in a geography.

IV. Company Statements Highlight Underpenetration

- *"We are present today in the New York market in a very small way, so it is one of those great examples of being under-stored and underdeveloped with a lot of growth potential left. And you can see how media could be much more efficient with more stores in a market like New York."*

  – Shelly Ibach, CEO, Q1 2013 earnings call

- *"We are in 45 states, and we are very underpenetrated, however, with a low market share."*

  – Shelly Ibach, incoming CEO, Q4 2011 earnings call

The Company's best markets highlight the significant store growth opportunity

Note: Metro area stores calculated with Company's store locator as of January 10, 2015, based on 25 mile distance for entered city. Number of stores per state from 2014 10-K. Metro areas pop. data as of July 2013; state pop. data as of July 2014.
Sources: Company SEC filings, website, earnings transcripts and US Census Bureau.

BLUE CLAY CAPITAL MANAGEMENT, LLC

Urgency Needed in New and Underpenetrated Markets

Company missed May 2012 development targets for 13 identified new/underpenetrated markets

May 2012 Underdeveloped Market Strategy

Company's May 2012 Investor Day Presentation:

Aggressive growth strategy

- Heavy-up local media
- Rapid real estate optimization
- Store team development
- Apply strategy to 13 large, underdeveloped markets*
- Launch 4 markets in 2011, 3 in 2012 and 6 in 2013-2014



Local market development Year 1

Company has Failed to Execute Plan

Management states aggressive strategy has worked very well, yet is missing stated goal of being in all 13 markets by 2014

- Will enter only the 10th of 13 markets in 2015
- Given Company's store economics and fixed costs, new unit growth in underpenetrated markets should be a priority

Significant Capex on Lower ROIC Remodel / Relocations

- Total CapEx since March 2012 of $195.7mm yet Company only has 83 more stores representing 15.9% of total CapEx



Store Growth Should Drive Sales Growth and Operating Leverage

- Expanded store presence improves awareness and has increased market share historically
- Incremental stores leverage significant national advertising investments that are currently underutilized
- With high repeat and referral business, stores are needed in new and underpenetrated markets to build repeat and referral base of customers
  - *"'Repeat and referral' sales from existing customers continue to be an important source of growth, constituting more than 30% of net sales."*
    - *March 31, 2015 letter to shareholders*
- Company's statements that stores are a destination conflict with prioritizing relocation of existing stores over store growth in new and underpenetrated markets

---

The Company has failed to execute on its own store growth plan

---

Sources: Company SEC filings, earnings transcripts, May 2012 and March 2014 investor presentations.

Competitor Data Demonstrates Store Count Opportunity

Mattress Firm highlights market penetration and resulting increased profitability as a driver for more aggressive unit growth, citing the importance of store proximity in retailer selection

Proximity to Customer is Second Attribute to Retailer Selection	Mattress Firm Estimates 4,500 Store US Market Opportunity





Mattress Firm is aggressively building out stores

Increased Market Penetration Improves Profitability	Increased Market Penetration Improves Market Share





*"When a consumer is thinking about which retailer they're going to go to…they chose a retailer based on price. **The second thing which they chose was proximity, the closest store to them**. One thing that Mattress Firm does very well…But at the end of the day, the consumers driving down the street and proximity is very important to them."*

– R. Stephen Stagner, Mattress Firm June 2014 Investor Day (emphasis added)

> ***Is Select Comfort's store opportunity only 1/7th as big (3,880 fewer) as Mattress Firm's?***

Sources: Mattress Firm investor presentations and company transcripts.

Past Statements Support Need for More Stores

Company's May 2012 Investor Presentation

Destination retailer



 2 Sleep Number stores, ~$2-3M per store

vs.

6-8 competitor stores, <$1M per store

Store Proximity is Critical for Customer Selection

- May 2012 Investor Day presentation highlights ratio of two Sleep Number stores vs. 6-8 competitor stores

- Even as a "destination retailer," Company highlighted need for store density competitive with peers

- Based on Mattress Firm's long-term target of 4,500 stores and the Company's target of one store for every 3–4 competitor stores, suggests need for approximately 1,125–1,500 stores

Sources: Competitor investor presentation and May 2012 investor presentation.

Focus on Store Growth Should Not be a Surprise to Company

Blue Clay's plan to grow stores is consistent with the Company's prior statements and store density from the Company's most successful markets

- In 2006, the Company provided guidance to open new stores at a rate of up to 10% per year, from a base of 396 locations

- Had the Company been able to achieve its 10% growth forecast, <u>it would have 934 stores today</u>

- The Company has <u>fewer stores than it had seven years ago</u> largely due to disastrous business and capital allocation decisions made by the Board

- The Company is only in nine of the 13 targeted new/underpenetrated markets identified in May 2012

  o Breaking Company promise to open all 13 markets by 2014

- The Company highlighted an international opportunity in 2006, yet has failed to pursue

  o 15.8% of Tempur-Sealy's total sales in FY 2014 were from outside North America

> *We are simply aiming to fulfill the promises that the Board and management once made to shareholders but have since failed to keep*

Sources: Company and competitor SEC filings, February 2006 and May 2012 investor presentations.

Large Spending Increases Not Helping ROIC or EPS Growth

Declining ROIC and nearly flat EPS since March 2012 indicate the Company's significantly increased investments in CapEx, G&A and advertising are not enhancing shareholder value

Cumulative Capital Expenditures Increase of $114.8mm



Cumulative Increase in G&A + Advertising Spend of $157.2mm



ROIC and ROIC Ex-Cash Declines of 28.9% and 35.4%



EPS Growth of Only 2.1%



The Company's significantly increased investments are not yielding results for shareholders

Sources: Company SEC filings.

Capital Allocation Expertise Needed

Capital allocation expertise is needed to ensure future investments are focused on the highest ROIC opportunities and history does not repeat itself

Significant Increase in Capital Expenditures

- 2011–2014 CapEx is 50% of total CapEx spent since 1998



High ROIC New Store Growth Requires Limited CapEx

- Disciplined 10% annual store growth could be funded with approximately $19mm, less than 25% of 2014 CapEx and less than 13% of 2014 cash flow from operations



Reduced Future Capex As Remodel/Relocation Program Ends

- Store remodel and relocation program should be complete in 2015; Blue Clay estimates 2014 CapEx spend on program to be approximately $10mm
  - Remodeled/relocated 122 stores in 2011-2014 (estimate $46mm CapEx spent)
- Management stated that program is 83% complete as of year end 2014

Expensive ERP Upgrade Complete in 2015

- CapEx component of ERP project should be complete in 2015; Company stated 2015 ERP CapEx of approximately $30mm
  - CapEx of >$100mm on systems between 2012-2015

As these projects are concluded, the capital allocation expertise of the Blue Clay nominees is even more vital, to avoid a repeat of the Board's past wasteful and inefficient capital investments

Sources: Company SEC filings, earnings transcripts and March 2014 investor presentation.

Capital Should be Allocated to Highest ROIC Opportunities

Board needs capital allocation expertise, Vote the <u>BLUE</u> Proxy Card

I. <u>Company Philosophy is Overly Conservative</u>

- *Our number one priority remains to invest in our innovation roadmap and a scalable infrastructure*

- *Our second priority for cash is to **maintain a minimum of $100 million cash and securities, net of customer deposits. This will provide adequate liquidity to enable us to meet our operating needs**...even in the face of an economic downturn, and pursue strategic opportunities as they may arise*

- *Our third priority is returning cash to shareholders through an ongoing flexible stock repurchase program*

  – Shelly Ibach, CEO, Q3 2014 Earnings Call (emphasis added)

II. <u>New Philosophy Needed</u>

- All uses of capital need to be compared against each other, and the **highest long-term ROIC opportunities should be given preference**

- Minimum cash balance of $100mm needs to be re-evaluated and adjusted according to capital requirements

- Company must ensure investments in G&A and advertising are driving per share value creation

- Focus needs to be on best opportunities to maximize long-term shareholder value

---

Sources: Company earnings transcripts.

Return Excess Capital to Shareholders

Current financial position and favorable economic backdrop enable the Company to more aggressively return capital to shareholders

I. Financial Cushion Enables Company to Lower Minimum Cash Requirement

- The Company has significant gap to break-even sales; margin improvement opportunities should further increase gap to break-even
- Company gross profits and cash flow from operations enable ample flexibility for long-term growth investments with respect to advertising, R&D and capital expenditures.
- We fundamentally disagree with management's assertions regarding cash cushion required to fund these investments:

  "And the $125mm – puts us in a position that we're able to continue to invest in our business when we have a suppressed top line. I think, last year would be a great example of that where we did not deliver the sale we expected. But we're working on such important initiatives to be able to support our long-term growth strategy and it allowed us to be able to continue to invest in our product innovation and our local market development in a way that is positioning us today to be able to outpace growth expectations in the future"

  – Shelly Ibach, CEO, Q1 2014 earnings call

  o **Declining operating income and ROIC indicate these investments are not generating adequate returns for shareholders**

II. Share Repurchase Activity Must be Analyzed as an Investment

- Decision to repurchase shares should be considered along with all investment decisions such as G&A spend, advertising spend and capital expenditures. Ultimate decision should be determined based on ability to best grow long-term EPS or free cash flow per share
- Repurchases should be conducted to create value for shareholders, not to maintain share count
- Due to investment nature and changes in stock price/intrinsic value, repurchases should not be "steady"
- Company has missed multiple opportunities to repurchase shares at very attractive valuations

"When companies with outstanding businesses and comfortable financial positions find their shares selling far below intrinsic value in the marketplace, no alternative action can benefit shareholders as surely as repurchases." – Warren Buffett

Sources: Company SEC filings, earnings transcripts, October 2012 investor presentation and Berkshire Hathaway 1984 Letter to Shareholders.

V. Conclusion

Conclusion

Blue Clay believes changes are needed on the Board, and Blue Clay's nominees bring shareholder representation and expertise the current Board is lacking

I. Change is Needed

- Stock price has significantly underperformed during CEO Shelly Ibach's tenure

- Operating margins and ROIC have dramatically declined

- The Company has repeatedly failed to executed on its plan and meet its stated performance objectives

- The Board has a disastrous capital allocation track record, twice taking the Company's stock price to nearly zero and repeatedly making decisions that have resulted in destruction of shareholder value

- Poor corporate governance is rampant as evidenced by a classified Board, excessive tenure and multiple examples of Board interlocks and cronyism

- The Board has failed to hold management accountable for their underperformance and the Company's financial deterioration

II. Blue Clay Nominees are More Qualified and Aligned with Shareholders

- Blue Clay nominees have the CEO experience, marketing, brand-building and capital allocation expertise the current Board is lacking, and their interests are aligned with all shareholders

- The Company's nominees have excessive tenures, are part of the questionable interlocks on the Board, lack diverse skill sets and have an ownership track record that underscores their misalignment with shareholders

Vote the BLUE Proxy Card to elect Blue Clay's Nominees

Sources: Company SEC filings.

BLUE CLAY CAPITAL MANAGEMENT, LLC

VI. Appendix

BLUE CLAY CAPITAL MANAGEMENT, LLC

Misleading Statements Made By the Company

Company misrepresenting Blue Clay's assertions

Company Statement about Blue Clay Plan	Actual Blue Clay Position

Sales Cannibalization
 	
"Blue Clay asserts that any concern around sales cannibalization is unwarranted"
 	
- Select Comfort Letter to Shareholders March 31, 2015
	Actual Blue Clay Statement:
	• Any concern around "cannibalization" is unwarranted given the net profit and high ROIC generated across the market
	   o Company's statements that market share increases with higher store density contradict its cannibalization claims
	
	Rationale:
	• Blue Clay's recommendation of 10% annual store growth is well within Company's capital budget and within previous Company guidance
	• Blue Clay understands that in order to grow market share, there will be a degree of taking sales from existing stores, as is standard for most retailers; how this is managed is what is important
	   o Maximizing per store profitability rather than Company profitability is short-sighted and represents a fundamental difference in opinion between Blue Clay and the current Board
	• The Company's high ROIC on store investments supports view to maximize store growth
	• Management statements support our view:
	   "We also continue to experience less than 15% cannibalization in the total market when we open a new store in the existing market where we're entering…Strong ROI, strong performance of both the new store and the existing…without having incremental marketing cost associated with it. So, the net-net and developing out the markets and increasing our availability for our customer, making it easier for our customer to get to our store is additive."
	     – Shelly Ibach, CEO, Q2 2014 earnings call
	• Company's statements that increased store density drives profitability and increases market share bely its cannibalization claims
	• Increasing store count enables the Company to leverage its significant advertising spend and infrastructure
	• We know the Company doesn't need as many stores as Mattress Firm, but ***is Select Comfort's store opportunity only 1/7th as big as Mattress Firm's?***

We are concerned that the Board and management either didn't understand our statements or misrepresented them in an attempt to mislead shareholders

Sources: Company SEC filings and earnings transcripts.

Misleading Statements Made By the Company

Company misrepresenting Blue Clay's assertions

Company Statement about Blue Clay Plan	Actual Blue Clay Position

Advertising
 	
"Blue Clay advocates cutting advertising spend as a percent of net sales by over 25% and eliminating all TV advertising"
 	
- Select Comfort Letter to Shareholders, March 31, 2015
	Actual Blue Clay Statement:
	• We stated "advertising expense _held constant_ until it reaches 10% of sales" (emphasis added)
	• Company's claim that Mr. Spaly said TV advertising should be eliminated is false
	
	Rationale:
	• Given the significant national advertising and opportunity to fill-in underpenetrated markets, Blue Clay believes there is an opportunity to keep the approximately $160mm advertising budget fixed, allowing sales to grow into it and then budget advertising spend as a percentage of sales once 10% achieved
	• Company statements support our view, but management has failed to achieve these goals:
	    "As we fill-in store count, it's actually efficient…because we're national…and we're underdeveloped…We do not need to spend more media each time…so, it is a source of efficiency for us as we move forward"
	        – Shelly Ibach, CEO, Q1 2013 earnings call
	    "We are present today in the New York market in a very small way, so it is one of those great examples of being under-stored and underdeveloped with a lot of growth potential left. And you can see how media could be much more efficient with more stores in a market like New York."
	        – Shelly Ibach, CEO, Q1 2013 earnings call
	    "Our goal through 2015 is to achieve additional leverage in selling and marketing, combined. As we grow, our national media should become more efficient and we expect selling to continue to be a source of leverage as we drive higher average sales per store."
	        – Wendy Schoppert, CFO, May 2012 Investor Day
	    "Another add to the strategy which has really helped us is our national media strategy, and that's giving us some additional efficiency as we move forward with these big markets"
	        – Shelly Ibach, COO, Q3 2011 earnings call

> ***We are concerned that the Board and management either didn't understand our statements or misrepresented them in an attempt to mislead shareholders***

Sources: Company SEC filings and earnings transcripts.

BLUE CLAY CAPITAL MANAGEMENT, LLC

Contact Information

BLUE CLAY

800 Nicollet Mall, Suite 2870
Minneapolis, MN 55402
(612) 200-1748

E-mail: investors@blueclaycapital.com

If you have any questions, require assistance with voting your __BLUE__ proxy card,
or need additional copies of the proxy materials, please contact our proxy solicitor:

OKAPI PARTNERS LLC
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Shareholders Call Toll-Free at: (855) 208-8902
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